File number 82 - 524

82-34640

02 DEC 23 AM 9:01

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02060731

Securities and Exchange Commi
Office of International Corporate
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

12 December 2002

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 5th December 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

9th December 2002 Listing Particular

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

dlw 1/2/03

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Listing Particulars
Released	10:28 9 Dec 2002
Number	8281E

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 9th December 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: Up to £290,000,000 5.25 per cent. Convertible Bonds due 2007 convertible into any O Shares in Friends Provident Plc

ISSUER: Friends Provident plc

INCORPORATED IN: England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this notice from:

Friends Provident plc
Pixham End
Dorking
Surrey RH4 1QA

Friends Provident plc
15 Old Bailey
London
EC4M 7AP

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Servi Authority,
25 The North Colonnade, London E14 5HS.

END